UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                       Mediware Information Systems, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
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                           (Title of Class Securities)

                                    584946107
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                                 (CUSIP Number)


                                J. Carlo Cannell
                              Cannell Capital LLC
              P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001
                                 (307) 733-2284
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 30, 2009
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 584946107
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   1.    Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J. Carlo Cannell
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   2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
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   3.    SEC Use Only
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   4.    Source of Funds (See Instructions) WC/OO
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
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   6.    Citizenship or Place of Organization     USA
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Number of Shares Beneficially Owned by Each Reporting Person With

   7.    Sole Voting Power 337,915*

   8.    Shared Voting Power 0

   9.    Sole Dispositive Power 337,915*

   10.   Shared Dispositive Power 0
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   11.   Aggregate Amount Beneficially Owned by Each Reporting Person 337,915*
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   12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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   13.   Percent of Class Represented by Amount in Row (11)               4.4%*
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   14.   Type of Reporting Person (See Instructions)
         IN


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* Based on information set forth on the Form 10-Q of Mediware Information Systems, Inc. (the "Company") as filed with the Securities and Exchange Commission on May 15, 2009, there were 7,655,000 shares of common stock, par value $0.10 per share (the "Shares"), of the Company issued and outstanding as of April 25, 2009. As of July 30, 2009 (the "Reporting
Date"), Anegada Master Fund Limited ("Anegada"), Tonga Partners, L.P.("Tonga") and Tonga Partners QP, L.P. ("TongaQP," and collectively with Anegada and Tonga, the "Funds") held in the aggregate 337,915 Shares. Cannell Capital LLC acts as the investment adviser to Anegada, and is the general partner of and investment adviser to Tonga and TongaQP. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 337,915 Shares, or approximately 4.4% of the Shares deemed issued and outstanding as of the Reporting Date.


Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.10 per share (the "Shares"), of Mediware Information Systems, Inc. (the "Company"), a New York corporation. The address of the principal executive offices of the Company is 11711 West
79th Street, Lenexa, Kansas 66214.

Item 2.  Identity and Background

The person filing this report is J. Carlo Cannell, whose business address is Cannell Capital LLC, P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001.
Mr. Cannell is the sole managing member of Cannell Capital LLC
(the "Adviser"). The Adviser acts as the investment adviser to Anegada Master Fund Limited, a Cayman Islands limited company ("Anegada"), and is the general partner of and investment adviser to Tonga Partners, L.P., a Delaware limited partnership ("Tonga") and Tonga Partners QP, L.P., a
Delaware limited partnership ("TongaQP" and, collectively with Anegada and Tonga, the "Funds"). Mr. Cannell is the sole managing member of the Adviser.

Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

All of the funds used in making the purchase of Shares described in Item 5 of this Schedule 13D came from the working capital of the Funds. The Funds have invested an aggregate amount of approximately $2,104,054 in the Shares.

Item 4.  Purpose of Transaction

Mr. Cannell, on behalf of the Funds, identified the Company as an entity satisfying each Fund's investment criteria. The Funds acquired and continue to hold the Shares as a long-term investment.

Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q for the quarter ending March 31, 2009 as filed with the Securities and Exchange Commission on May 15, 2009, there were 7,655,000 Shares issued and outstanding as of April 25, 2009. As of July 30, 2009 (the "Reporting Date"), the Funds owned 337,915 Shares. The Adviser acts as the investment adviser to Anegada, and is the general partner of and investment adviser to Tonga and TongaQP. Mr. J. Carlo Cannell is the sole managing member of the Adviser.

(a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 337,915 Shares, or approximately 4.4% of the Shares deemed issued and outstanding as of the Reporting Date.

(b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).

                            (Purchases)

	07/09/2009	 Shares		 26,300		$5.07

			      (Sales)

	06/09/2009	 Shares		 50,000		$5.13
	06/16/2009	 Shares		  5,126		$5.25
	06/17/2009	 Shares		    200		$5.30
	06/18/2009	 Shares		 20,299		$5.06
	06/19/2009	 Shares		  1,734		$5.08
	06/22/2009	 Shares		    100		$5.03
	06/23/2009	 Shares		    400		$4.98
	06/24/2009	 Shares		  4,417		$5.19
        06/26/2009	 Shares		  1,507		$5.24
	07/09/2009	 Shares		 26,300		$5.07
	07/30/2009	 Shares		103,600	 	$5.23

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

August 6, 2009
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Date

/s/ J. Carlo Cannell
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Signature

J. Carlo Cannell in his capacity as the Managing Member of Cannell Capital LLC, investment adviser to Anegada Master Fund Limited, and general partner of, and investment adviser to, Tonga Partners, L.P. and Tonga Partners QP, L.P.
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Name/Title